ARS

# Ag Services® of America, Inc.

## 2002 Annual Report





# 2002 Annual Report

## About The Company

Ag Services of America, Inc. supplies farm inputs, including seed, fertilizer, agricultural chemicals, crop insurance and cash advances for rent, fuel and irrigation, to farmers primarily in the central United States. The Company extends credit and provides farmers the convenience of purchasing and financing a wide variety of farm inputs from a single source at competitive prices. Founded in 1985, Ag Services of America, Inc. is headquartered in Cedar Falls, Iowa. The Company employs 185 full-time and part-time people. Ag Services of America, Inc.'s common stock is traded on the New York Stock Exchange under the symbol ASV.

**Contents**





ASV

LISTED

NYSE®




NYSE
NYSE
NYSE
NYSE

Photographs used with permission of the New York Stock Exchange.



At Ag Services of America, Inc.,
our mission
is to provide farmers the most convenient form of crop input supply and finance with the highest quality products and services at competitive prices while increasing profitability and maximizing shareholders' wealth.

- Ag Services' Headquarters
- Ag Services' District Sales Managers
- Ag Services' Customers



## Financial Highlights

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | (expressed in thousands, except per share amounts) | | | | |
| Earnings: | | | | | |
| Net revenues | $387,356 | $345,653 | $294,584 | $223,813 | $186,001 |
| Net revenues increase | 12.1% | 17.3% | 31.6% | 20.3% | 26.0% |
| Net income | $5,476 | $7,453 | $7,610 | $6,493 | $5,181 |
| Net income as a percentage of net revenues | 1.4% | 2.2% | 2.6% | 2.9% | 2.8% |
| Return on beginning stockholders' equity | 8.3% | 12.8% | 15.1% | 14.8% | 13.6% |
| Per share data: | | | | | |
| Net income: | | | | | |
| Basic | $1.01 | $1.41 | $1.45 | $1.25 | $1.01 |
| Diluted | $1.00 | $1.36 | $1.40 | $1.20 | $0.96 |
| Book value | $13.07 | $12.53 | $11.13 | $9.70 | $8.45 |
| Weighted average shares: | | | | | |
| Basic | 5,415 | 5,271 | 5,233 | 5,204 | 5,155 |
| Diluted | 5,490 | 5,490 | 5,453 | 5,431 | 5,425 |
| Financial position: | | | | | |
| Working capital | $19,138 | $52,081 | $45,139 | $39,390 | $33,806 |
| Total assets | $273,801 | $221,240 | $164,328 | $134,644 | $93,248 |
| Stockholders' equity | $71,467 | $66,178 | $58,436 | $50,537 | $43,756 |

## Quarterly Common Stock Prices

| 2002 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| High | $15.70 | $16.15 | $13.27 | $14.00 |
| Low | $13.90 | $12.70 | $9.55 | $10.00 |
| **2001** | | | | |
| High | $31.56 | $18.50 | $19.94 | $15.95 |
| Low | $16.25 | $14.38 | $12.31 | $10.44 |


02' High Sale
02' Low Sale
$32
$30
$28
$26
$24
$22
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
First
Second
Third
Fourth


Net Revenue (Millions)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$186
$224
$295
$346
$387
'98
'99
'00
'01
'02


Net Income (Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0
$5.2
$6.5
$7.6
$7.5
$5.5
'98
'99
'00
'01
'02


Revenues by Crop
Sugar Beets 7%
Soybeans 21%
Corn 33%
Potatoes 13%
Cotton 9%
Other 17%


Book Value of Stock
14
12
10
8
6
4
2
0
$8.45
$9.70
$11.13
$12.53
$13.07
'98
'99
'00
'01
'02


Return on Beginning Stockholders' Equity
25%
20%
15%
10%
5%
0%
13.6%
14.8%
15.1%
12.8%
8.3%
'98
'99
'00
'01
'02

Dear Fellow Shareholders;

Fiscal 2002 was one of our most challenging years to date. An unprecedented eleven cuts in the prime lending rate significantly impacted our financial performance and adverse weather conditions in portions of our key market areas lead to unplanted acres and reduced product sales. Despite these significant obstacles, we continued to perform profitably and have made valuable progress in our crop input only financing program and operational efficiencies that will enable us to capitalize on opportunities to grow revenues and earnings in the future.

CURRENT YEAR PERFORMANCE

Fiscal 2002 earnings were impacted significantly by the eleven cuts in the prime lending rate. For the year, the prime rate averaged 300 basis points lower than the prior year. This significant decline in interest rates reduced earnings on the Company's invested capital and interest rate swap agreement by approximately $3.1 million. Currently the prime lending rate is at 4.75%, a level not seen for over 40 years, and will continue to impact future earnings as compared to the previous year for the first two quarters of Fiscal 2003.



In addition to depressed interest rates; cool, wet weather conditions in North Dakota, South Dakota, Minnesota and portions of Iowa and Nebraska delayed the spring planting season, which caused many of our customers in those areas to switch crop plans and leave a portion of acres unplanted. This impacted us by reducing our seed, chemical and fertilizer sales by an estimated $10 – 12 million.

Our financial results for the past year fail to highlight the several areas of positive progress. One bright spot was the continued growth of the "Crop Input Only Financing"



programs that we administer for various manufacturers, suppliers and distributors. In the past, we have referred to this business as "Seed Financing" or "Seed and Chemical Financing". Inputs financed under this program include seed, agricultural chemicals and fertilizer from various national manufacturers and suppliers. For the 2002 crop year, we added two new companies who are offering this program to their customers and reached a record $20 million in revenues attributable to this program.

Another area of progress is a reduction in operating expenses as percentage of revenues. We accomplished this through consolidated marketing of Ag Services and Powerfarm, efforts to control manpower increases and an overall emphasis on realizing operating efficiencies.

Powerfarm's progress was also notable as we continued to leverage the website to enhance our business model. The most significant value the site brings today is its ability to attract and secure new credit business for the Company. We will continue to expand its use in creating efficiencies as an interactive tool for both our customers and supply partners to use when doing business with us.

LOOKING FORWARD

At the time this letter was written we are well on our way to growing the business and reaching our goal of 18 to 23% growth. We continue to expand our program around



the country, with the most significant portion of our sales and marketing efforts focused towards our most profitable customer base of corn and soybean producers in the Midwest. We are also emphasizing efforts to enhance our relationship with key suppliers to facilitate their endorsement of our credit programs to their customers. Our AgriFlex Credit financing program has the flexibility of providing a comprehensive list of name brand farm inputs desired by customers. This gives us a unique advantage over financing options offered by our competitors that limit the brand choices a customer has in order to qualify for financing.

This year we also expect to gain additional operating efficiencies from our new corporate headquarters. Our new facility features an open work environment that has our employees positioned in teams to allow for better communication. It features abundant natural light and room for future expansion. We have also completed the transition to an account manager concept in which customers have a single manager to handle their credit and product needs. In the past we had product and credit managers for each account. This transition will allow for better communication and understanding of our customers' farming operations and should allow our customers to work with the same manager for multiple seasons. We also expect the account manager transition to allow for more efficient administration of credit approval and order processing. Given these changes, we anticipate that our customer relationships will be enhanced resulting in higher levels of retention.

Our growth continues to generate a need to increase debt facilities. We are in the process of increasing our financing structure







in a cost competitive manner that will allow us to continue with our growth plans. As we are well into the process of evaluating alternatives, we now can reaffirm how cost effective our commercial paper securitization program currently is. We anticipate that a large portion of our increased debt facility will be in the form of a securitization program. In conjunction with an increased debt structure, we may be required to raise additional capital. As always, we are evaluating every alternative to continue to maximize shareholder value.

We are optimistic that as interest rates rise to more traditional levels, earnings will likewise increase and our return on equity will more closely correspond to historic levels. For Fiscal 2003, we expect our average prime-lending rate to be below Fiscal 2002 levels but anticipate our overall financing income to increase as a result of our growth.



We would like to thank you, our fellow shareholders, for your support as we all endure the current downturn in the market. We expect that as we continue with our profitable growth story, Wall Street will take notice. We would also like to thank our employees, customers and supply partners for helping make our continued success possible.

Henry C. Jungling, Jr.
President and Chief Executive Officer

Gaylen D. Miller
Chairman of the Board

Kevin D. Schipper
Chief Operating Officer



Gaylen D. Miller, Kevin D. Schipper and Henry C. Jungling, Jr.

## Sixteen-Year Financial Summary
(Dollars in Thousands, Except Per Share Amounts)

| | February 2002 | February 2001 | February 2000 | February 1999 | February 1998 | February 1997 |
|---|---|---|---|---|---|---|
| Statement of Income Data: | | | | | | |
| Net revenues: | | | | | | |
| Farm inputs | $360,820 | $313,792 | $269,517 | $204,133 | $172,646 | $137,443 |
| Financing income | 26,536 | 31,861 | 25,067 | 19,680 | 13,355 | 10,204 |
| Total net revenues | $387,356 | $345,653 | $294,584 | $223,813 | $186,001 | $147,647 |
| Cost of revenues: | | | | | | |
| Farm inputs | $344,457 | $297,489 | $253,588 | $191,648 | $162,140 | $127,698 |
| Financing expense | 13,830 | 17,082 | 12,062 | 9,309 | 5,536 | 4,768 |
| Provision for doubtful notes | 7,485 | 6,266 | 5,421 | 4,021 | 2,963 | 2,290 |
| Total cost of revenues | $365,772 | $320,837 | $271,071 | $204,978 | $170,639 | $134,756 |
| Income from continuing operations before operating expenses and income taxes | $21,584 | $24,816 | $23,513 | $18,835 | $15,362 | $12,891 |
| Operating expenses | 12,679 | 12,799 | 10,556 | 8,374 | 7,200 | 6,216 |
| Income from continuing operations before income taxes | $8,905 | $12,017 | $12,597 | $10,461 | $8,162 | $6,675 |
| Income taxes | 3,429 | 4,564 | 4,878 | 3,722 | 2,915 | 2,329 |
| Income from continuing operations | $5,476 | $7,453 | $8,079 | $6,739 | $5,247 | $4,346 |
| Discontinued operations | -- | -- | (469) | (246) | (66) | -- |
| Net income | $5,476 | $7,453 | $7,610 | $6,493 | $5,181 | $4,346 |
| Earnings per share - Basic: | | | | | | |
| Income from continuing operations | $1.01 | $1.41 | $1.54 | $1.29 | $1.02 | $0.95 |
| Discontinued operations | -- | -- | (0.09) | (0.04) | (0.01) | -- |
| Net income | $1.01 | $1.41 | $1.45 | $1.25 | $1.01 | $0.95 |
| Earnings per share - Diluted: | | | | | | |
| Income from continuing operations | $1.00 | $1.36 | $1.48 | $1.24 | $0.97 | $0.84 |
| Discontinued operations | -- | -- | (0.08) | (0.04) | (0.01) | -- |
| Net income | $1.00 | $1.36 | $1.40 | $1.20 | $0.96 | $0.84 |
| Cash dividends per common share | $-- | $-- | $-- | $-- | $-- | $-- |
| Weighted average shares: | | | | | | |
| Basic | 5,415,104 | 5,271,069 | 5,232,895 | 5,203,976 | 5,155,186 | 4,578,720 |
| Diluted | 5,489,755 | 5,490,109 | 5,453,478 | 5,430,781 | 5,424,977 | 5,352,257 |

| | February 2002 | February 2001 | February 2000 | February 1999 | February 1998 | February 1997 |
|---|---|---|---|---|---|---|
| Balance Sheet Data: | | | | | | |
| Working capital | $19,138 | $52,081 | $45,139 | $39,390 | $33,806 | $27,375 |
| Total assets | 273,801 | 221,240 | 164,328 | 134,644 | 93,248 | 60,773 |
| Total debt | 187,640 | 147,771 | 93,390 | 70,300 | 45,243 | 21,000 |
| Stockholders' equity | 71,467 | 66,178 | 58,436 | 50,537 | 43,756 | 38,216 |

## Sixteen-Year Financial Summary
(Dollars in Thousands, Except Per Share Amounts)

| February 1996 | February 1995 | February 1994 | February 1993 | February 1992 | February 1991 | February 1990 | February 1989 | February 1988 | February 1987 |
|---|---|---|---|---|---|---|---|---|---|
| $106,869 | $81,936 | $61,644 | $51,088 | $33,062 | $27,443 | $21,236 | $9,451 | $4,176 | $2,833 |
| 7,817 | 5,395 | 3,910 | 3,474 | 2,472 | 1,983 | 1,515 | 512 | 184 | 165 |
| $114,686 | $87,331 | $65,554 | $54,562 | $35,534 | $29,426 | $22,751 | $9,963 | $4,360 | $2,998 |
| $98,280 | $75,247 | $56,296 | $46,447 | $30,355 | $25,131 | $19,215 | $8,541 | $3,728 | $2,441 |
| 4,258 | 2,784 | 1,720 | 1,308 | 913 | 1,039 | 1,241 | 365 | 129 | 116 |
| 1,863 | 1,409 | 1,050 | 812 | 471 | 375 | 451 | 53 | 37 | 10 |
| $104,401 | $79,440 | $59,066 | $48,567 | $31,739 | $26,545 | $20,907 | $8,959 | $3,894 | $2,567 |
| $10,285 | $7,891 | $6,488 | $5,995 | $3,795 | $2,881 | $1,844 | $1,004 | $466 | $431 |
| 5,422 | 4,128 | 3,404 | 3,094 | 1,941 | 1,637 | 1,399 | 585 | 408 | 377 |
| $4,863 | $3,763 | $3,084 | $2,901 | $1,854 | $1,244 | $445 | $419 | $58 | $54 |
| 1,730 | 1,361 | 1,117 | 1,045 | 676 | 446 | 183 | 159 | 18 | 7 |
| $3,133 | $2,402 | $1,967 | $1,856 | $1,178 | $798 | $262 | $260 | $40 | $47 |
| - - | - - | - - | - - | - - | - - | - - | - - | - - | - - |
| $3,133 | $2,402 | $1,967 | $1,856 | $1,178 | $798 | $262 | $260 | $40 | $47 |
| $0.89 | $0.69 | $0.58 | $0.55 | $0.42 | $0.42 | $0.22 | $0.22 | $0.03 | $0.04 |
| - - | - - | - - | - - | - - | - - | - - | - - | - - | - - |
| $0.89 | $0.69 | $0.58 | $0.55 | $0.42 | $0.42 | $0.22 | $0.22 | $0.03 | $0.04 |
| $0.73 | $0.60 | $0.52 | $0.53 | $0.42 | $0.42 | $0.22 | $0.22 | $0.03 | $0.04 |
| - - | - - | - - | - - | - - | - - | - - | - - | - - | - - |
| $0.73 | $0.60 | $0.52 | $0.53 | $0.42 | $0.42 | $0.22 | $0.22 | $0.03 | $0.04 |
| $- - | $- - | $- - | $- - | $- - | $- - | $- - | $- - | $- - | $- - |
| 3,538,603 | 3,478,144 | 3,408,192 | 3,360,542 | 2,784,864 | 1,910,116 | 1,179,802 | 1,179,802 | 1,179,802 | 1,179,802 |
| 5,201,231 | 5,150,556 | 4,893,838 | 3,524,278 | 2,822,166 | 1,910,116 | 1,179,802 | 1,179,802 | 1,179,802 | 1,179,802 |

| February 1996 | February 1995 | February 1994 | February 1993 | February 1992 | February 1991 | February 1990 | February 1989 | February 1988 | February 1987 |
|---|---|---|---|---|---|---|---|---|---|
| $23,611 | $21,546 | $23,034 | $8,531 | $7,908 | $3,470 | $358 | $281 | $36 | $14 |
| 55,186 | 38,277 | 28,786 | 20,983 | 13,971 | 7,231 | 3,952 | 1,421 | 355 | 195 |
| 33,650 | 20,900 | 13,800 | 8,000 | 3,500 | 2,265 | 308 | 636 | 126 | 15 |
| 20,421 | 16,660 | 14,198 | 11,760 | 9,839 | 4,001 | 588 | 326 | 66 | 26 |





## Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Financial Statements of the Company, the related notes thereto and Selected Financial Data included elsewhere in this Annual Report.

### General

Fiscal 2002 marks the sixteenth consecutive year Ag Services has reached record levels of sales. Net revenues increased 12% to $387.4 million for Fiscal 2002 as compared to $345.7 million in Fiscal 2001. Net income decreased 27% to $5.5 million in 2002 from $7.5 million in 2001. Revenue increases were mitigated by cool, wet weather conditions during the spring of 2001 and declining interest rates. The impact of reduced interest rates reduced the Company's pre-tax earnings by approximately $3.1 million. The Company reported basic and diluted earnings per share of $1.01 and $1.00 for Fiscal 2002, respectively, compared to $1.41 and $1.36 per share, respectively, in Fiscal 2001.

### Results of Operations

### Selected Operating Results

The following table sets forth the dollars and percentages of net revenues by the selected items in the Consolidated Statements of Income of the Company.

| | Dollars (in thousands) and Percentage of Total Net Revenue | | | | | |
|---|---|---|---|---|---|---|
| | Year Ended February 28, 2002 | | Year Ended February 28, 2001 | | Year Ended February 29, 2000 | |
| Net revenues: | | | | | | |
| Farm inputs | $360,820 | 93.1% | $313,792 | 90.8% | $269,517 | 91.5% |
| Financing income | 26,536 | 6.9% | 31,861 | 9.2% | 25,067 | 8.5% |
| Total net revenues | $387,356 | 100.0% | $345,653 | 100.0% | $294,584 | 100.0% |
| Cost of revenues: | | | | | | |
| Farm inputs | $344,457 | 88.9% | $297,489 | 86.1% | $253,588 | 86.1% |
| Financing expense | 13,830 | 3.6% | 17,082 | 4.9% | 12,062 | 4.1% |
| Provision for doubtful notes | 7,485 | 1.9% | 6,266 | 1.8% | 5,421 | 1.8% |
| Total cost of revenues | $365,772 | 94.4% | $320,837 | 92.8% | $271,071 | 92.0% |
| Income from continuing operations before operating expenses and income taxes | $21,584 | 5.6% | $24,816 | 7.2% | $23,513 | 8.0% |
| Operating expenses | 12,679 | 3.3% | 12,799 | 3.7% | 10,556 | 3.6% |
| Income from continuing operations before income taxes | $8,905 | 2.3% | $12,017 | 3.5% | $12,957 | 4.4% |
| Income taxes | 3,429 | 0.9% | 4,564 | 1.3% | 4,878 | 1.7% |
| Income from continuing operations | $5,476 | 1.4% | $7,453 | 2.2% | $8,079 | 2.7% |
| Discontinued operations | - | 0.0% | - | 0.0% | (469) | (0.1%) |
| Net income | $5,476 | 1.4% | $7,453 | 2.2% | $7,610 | 2.6% |

**Net Revenues**

Net revenues in Fiscal 2002 increased 12% to $387.4 million, compared with $345.7 million in 2001, and $294.6 million in 2000. The Company reached record level of revenues in 2002 through greater volume under the Company's Agri-Flex Credit® Financing Program and increases in the Seed and Chemical Financing Program. Fiscal year revenue was impacted significantly by changes in crops planted by customers and reduced interest rates. Cool, wet weather last spring in many areas in North Dakota, South Dakota, Minnesota and portions of Iowa and Nebraska caused many producers to switch to a less favorable mix of crops and to leave a portion of their acres unplanted. This negatively impacted product sales by approximately $10-12 million. Financing income as a percentage of net revenues decreased to 6.9% in Fiscal 2002 from 9.2% in 2001 and 8.5% in 2000. The decrease in financing income as a percentage of net revenues for Fiscal 2002 was primarily a result of a decrease in the average prime lending rate over the prior year of approximately 300 basis points, which is the base rate used by the Company to charge interest on a variable rate basis to its customers. The increase in financing income as a percentage of net revenues for Fiscal 2001 over Fiscal 2000 was primarily a result of an increase in the prime-lending rate by approximately 120 basis points. For the last three fiscal years over 95% of the Company's customers have had variable rate notes, which allows the Company to pass interest rate risk onto its customers.

**Cost of Revenues**

The total cost of revenues was 94.4% of net revenues for Fiscal 2002, which increased from 92.8% of net revenues in 2001, which increased from 92.0% of net revenues in 2000. The increase in total cost of revenues as a percentage of net revenues in Fiscal 2002 was a result of a decrease in margin on the sale of farm inputs. The gross margin on farm inputs decreased to 4.5% in 2002 from 5.2% in 2001 and 6.0% in 2000. The decrease in gross margin on the sale of farm inputs was the result of a sales mix shift into lower margin inputs which was caused by the delay in spring crop planting described above that reduced seed, chemical and fertilizer sales. Gross margins on the sale of farm inputs were also reduced as a result of increasing the reserve for program discounts as discounts earned by customers have increased due to an improving customer portfolio and competitive influences. In Fiscal 2002, margin on financing decreased to $12.7 million from $14.8 million in 2001 and $13.0 million in 2000. The decrease in financing income is due to a decrease in the average prime lending rate by approximately 300 basis points. Financing expense, as a cost of revenue, is directly affected by changes in the prevailing prime, LIBOR and commercial paper interest rates under the Company's financing agreements. The Company establishes interest rates for customers each year based on the Company's anticipated financing expenses and competitive influences in the market. For Fiscal 2002, 2001 and 2000, the Company offered variable rate notes to customers ranging from prime to 4.0% above prime. Contributing to the decrease in financing margin was the impact of an interest rate swap agreement as discussed in Note 3. The provision for doubtful notes, as a percentage of net revenues, increased slightly to 1.9% in Fiscal 2002 from 1.8% in Fiscal 2001 and 2000.

**Operating Expenses**

Operating expenses decreased to 3.3% of net revenues in Fiscal 2002 as compared to 3.7% for Fiscal 2001, which increased from 3.6% for Fiscal 2000. The decrease in operating expenses, as a percentage of net revenues for Fiscal 2002, was a result of a decrease in the operating expenses associated with Powerfarm and reduced incentive compensation related to lower Company earnings. The increase in operating expenses as a percentage of net revenues for Fiscal 2001 is attributed to the Company's investment in the build-out of Powerfarm.com. Excluding the impact of Powerfarm, operating expenses for Fiscal 2001 increased only 8.1% from Fiscal 2000.

Manpower expenses increased to $8.6 million in Fiscal 2002 from $8.3 million in 2001 and $7.6 million in 2000. This is a result of the Company adding employees as well as general wage rate increases to existing employees. Although manpower expenses increased in Fiscal 2002, overall operating expenses were down, primarily due to the Company's decreased spending on the build-out of Powerfarm.com.

**Discontinued Operations**

During Fiscal 2000 the Company decided to discontinue the operations for the three retail service centers in Northwestern Illinois. The Company began leasing the three retail service centers in May of 1997 as a pilot program to increase its customer base in Northwestern Illinois, as well as create synergies to improve margins on the sale of fertilizer and agricultural chemicals. Due to changes in market conditions at the retail level, the Company was not successful in developing a profitable customer base in the area. In addition, management's long-term strategies for continued growth and profitability are focused on services, information and technology.

Net revenue from the retail facilities for Fiscal 2000 was $1,376,000. Net operating (loss) from discontinued operations was ($176,000) for Fiscal 2000. Loss on disposal of discontinued operations for Fiscal 2000 was $293,000. There was no net revenue or net operating loss from discontinued operations in Fiscal 2002 and 2001.

**Net Income**

Net income decreased 27% to $5.5 million in Fiscal 2002, compared with $7.5 million in 2001, which decreased from $7.6 million in 2000. The decrease in net income is primarily attributable to the decrease in financing income resulting from the decrease in prime lending rate as discussed above. Also attributing to the decline in net income was the cool, wet weather conditions throughout the Company's primary market area during the first quarter of Fiscal 2002 which delayed the current crop growing season and reduced seed, chemical and fertilizer sales.

**Powerfarm**

The Company continues to leverage its business model and use of its credit products via the Internet through Powerfarm.com. The Powerfarm website offers growers one of the most comprehensive assortments of agricultural products, services and credit options available in the agricultural industry. The site highlights Ag Services credit programs and allows farmers to apply for credit lines electronically. In addition, existing customers have the ability to access detailed account information 24 hours a day through the site.

**Seasonality**

The Company's revenues and income are directly related to the growing cycle for crops. Accordingly, quarterly revenues and income vary during each fiscal year. The following table shows the Company's quarterly net revenues and net income for Fiscal 2002 and 2001. This information is derived from unaudited financial statements, which include, in the opinion of management, all normal and recurring adjustments which management considers necessary for a fair statement of results of those periods. The operating results for any quarter are not necessarily indicative of the results for any future period.

| | Fiscal 2002 Quarter Ended | | | |
|---|---|---|---|---|
| | May 31 | August 31 | November 30 | February 28 |
| | *(Dollars in Thousands)* | | | |
| Net revenues | $164,160 | $110,310 | $25,104 | $87,782 |
| Net income | $1,834 | $2,025 | $1,297 | $320 |

| | Fiscal 2001 Quarter Ended | | | |
|---|---|---|---|---|
| | May 31 | August 31 | November 30 | February 29 |
| | *(Dollars in Thousands)* | | | |
| Net revenues | $155,801 | $103,530 | $23,626 | $62,696 |
| Net income | $3,124 | $2,733 | $998 | $598 |

### Inflation

The Company does not believe the Company's net revenues and income from continuing operations were significantly impacted by inflation or changing prices in Fiscal 2002, 2001, or 2000.

### Adoption of Financial Accounting Standard

Effective March 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires that all derivative financial instruments that qualify for hedge accounting, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or stockholder's equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of FAS 133 did not have a material effect on the primary financial statements, but did reduce Fiscal 2002 comprehensive income by $1.4 million.

### Pronouncements Issued Not Yet Adopted

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". Statement 141 eliminates the pooling method for accounting for business combinations, requires intangible assets that meet certain criteria to be reported separately from goodwill and requires negative goodwill to be recorded as an extraordinary gain. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life and requires annual impairment tests for those assets. The Company has completed its full assessment of the effects of these new pronouncements on its financial statements and has determined that there will be no impact on the financial statements upon adoption of these standards.

### Liquidity and Capital Resources

Due to the seasonality of the Company's revenues and the terms of its customer notes receivable, the Company is required to finance the carrying of its revenues as customer notes receivable, for a majority of its fiscal year. As a result, the Company's need for capital has increased significantly due to its rapid growth. At February 28, 2002 and 2001, the Company had approximately $153 million and $120 million respectively, in commitments to supply farm inputs.

The Company has funded its operating requirements and growth through a combination of retained earnings, equity capital, trade credit and bank and commercial paper borrowings. For the Fiscal years ended February 28, 2002, 2001 and February 29, 2000, the Company financed its purchase of farm inputs from the following sources in the respective percentages indicated: bank and commercial paper borrowings 78.6%, 79.2% and 78.3%; trade credit 3.3%, 4.3% and 4.5%; and equity 18.1%, 16.5% and 17.1%. The increase in bank and commercial paper borrowings as a percentage of farm input purchases is a result of the Company's decision to finance more of its farm input purchases through the favorable terms of commercial paper borrowings. Capital expenditures have been financed through bank borrowings. The Company's principal source of working capital has been bank and commercial paper borrowings, retained earnings, a $2.5 million sale of common stock by the Company, the $4.7 million from its initial public offering of common stock in August 1991, and the $12.9 million from its convertible subordinated debenture offering in April 1993, which was converted to common stock in Fiscal 1997. In March 1997, the Company negotiated a $135 million asset backed securitized financing program through February 2002. This facility was increased to $325 million in June of 2000 and to $345 million in 2001 and is now extended through November 2002. The Company's asset backed securitized financing program can be drawn upon based on a percentage of customer notes receivable. The Company has generally borrowed up to the full amount available on its commercial paper facility. The total outstanding under commercial paper borrowings as of February 28, 2002, 2001 and February 29, 2000, was $132.5 million, $110.0 million, and $75.5 million, respectively, with an additional maximum amount available of approximately $6.9 million, $2.5 million, and $0.4 million, respectively, based on a percentage of customer notes receivable as provided by the agreements. The agreements are collateralized by a lien on substantially all of the Company's assets. Under the terms of the five year asset backed securitized financing program, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a wholly owned, special purpose subsidiary of the Company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market (current effective rates range from 1.87% to 1.94% at February 28, 2002). The Company may make these interest rate elections at any time during each Fiscal year in which the agreement is in effect and for any amount. The Company's current financing program expires in November 2002 and several financing alternatives are presently being considered. The terms of the Company's trade credit vary for each supplier and type of crop input.

The Company also has a $30 million term note that matures in November of 2002. Additional terms of the agreement allow for two variable interest rate alternatives based on prime or LIBOR (current effective rates range from 3.90% to 5.25% at February 28, 2002). At February 28, 2002 the Company had $30 million outstanding under the term loan.

In conjunction with the securitized financing program and the term loan, Ag Services maintains a $15 million revolving bank line of credit through November 2002. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The terms of the agreement allow for two variable interest rate alternatives based on prime or LIBOR (current effective rates range from 3.90% to 5.25% at February 28, 2002). The total outstanding under the revolving line of credit at February 28, 2002 and 2001 was $15.0 million and $7.8 million, respectively.

All borrowings are collateralized by substantially all assets of the Company. The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requirements that the Company maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations. The Company was in violation of financial covenants at February 28, 2002, however, the note holders have waived these covenant violations.

The Company closed on a new financing agreement during December of 2001. Under the terms of the agreement, the Company may borrow up to $3.9 million, with a declining balance provision, on a revolving line of credit through April 2022. This credit agreement was used to finance construction costs of the Company's new corporate headquarters at a fixed interest rate of 5.74% for five years. The total outstanding under the credit agreement was $3.5 million at February 28, 2002. The agreement also contains various restrictive financial covenants.

In February 2002, three executive officers of the Company, who are also the original founders of the Company, loaned an aggregate $4.4 million to the Company, due on March 31, 2003. The Company makes monthly interest payments to these officers at a variable interest rate of 0.5% below the prime rate (current effective rate is 4.25% at February 28, 2002). These notes are unsecured.

The Company maintains an interest-rate risk-management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest-rate volatility. The Company's specific goal is to lower (where possible) the cost of its borrowed funds.

In July 2000, the Company entered into an interest rate swap agreement related to their $30 million term note. The swap is utilized to manage interest rate exposures and is designated as a highly effective cash flow hedge. The differential to be paid or received on the swap agreement is accrued as interest rates change and is recognized over the lives of the agreements in interest expense. The swap agreement is a variable receive/fixed pay swap which expires in July, 2005 and has the effect of converting the interest rate paid on the $30 million term note to a fixed rate of 9.78%. The notional amount at inception was $30 million and will decrease by $7.5 million annually in each July 2002, 2003, 2004 and 2005. Included in other comprehensive income is a loss of approximately $1.4 million relating to the fair value of this swap agreement as of February 28, 2002. As this instrument ages toward maturity and/or the interest rates increase, the loss will be reclassified from accumulated other comprehensive income into earnings. As of February 28, 2002, the amount of net deferred losses in accumulated other comprehensive income which will be reclassified into earnings during the next twelve months is an amount which, when added to the cash interest payments on the $30 million term note, will result in interest expense on the term note of 9.78%.

The Company's current securitized financing program, term note and revolving line of credit expire in November 2002. The Company is presently considering several financing alternatives and believes the options available to it will be sufficient to finance the Company and its operations in the foreseeable future. Failure to obtain alternative financing resources would materially impair the Company's ability to finance sufficient sales of farm inputs in order to continue operations under the normal course of business.

**Quantitative and Qualitative Disclosures About Market Risk**

At February 28, 2002, the Company had $187.6 million outstanding in notes payable at an average variable interest rate of 3.64%. The Company has an interest rate swap which effectively converts $30 million of this variable rate debt to a fixed rate instrument. The Company also has a building loan with a fixed rate of interest. After considering the effect of the swap and the building loan, the Company has floating rate debt of $151.9 million at a variable interest rate of 2.38%. A 10% increase in the average variable interest rate would increase interest expense by approximately 24 basis points. Assuming similar average outstanding borrowings for Fiscal 2002 of $246 million, this would increase the Company's interest expense by approximately $591,000.

The above sensitivity analysis is to provide information about the Company's potential market risks as they pertain to an adverse change in interest rates. The above analysis excludes the positive impact that increased interest rates would have on financing income as more than 95% of the Company's notes receivable are variable rate notes.

**"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995**

Information contained in this report, other than historical information, should be considered forward looking, which reflect Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions; changes in agricultural regulations; and other risks detailed in the Company's Securities and Exchange Commission filings.

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
International

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors
Ag Services of America, Inc.
Cedar Falls, Iowa

We have audited the accompanying consolidated balance sheets of Ag Services of America, Inc. and its subsidiary as of February 28, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ag Services of America, Inc. as of February 28, 2002 and 2001, and the results of their operations and their cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Des Moines, Iowa
April 10, 2002, except for the fourth paragraph
of Note 3 as to which the date is May 28, 2002

# Consolidated Balance Sheets

February 28, 2002 and February 28, 2001 ∘ (Dollars in Thousands)

## ASSETS (Note 3)

| | 2002 | 2001 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $42 | $61 |
| Customer notes receivable, less allowance for doubtful notes and reserve for discounts 2002 $10,521; 2001 $7,960 (Notes 2 and 6) | 202,981 | 167,554 |
| Inventory and other assets | 3,466 | 6,700 |
| Foreclosed assets held for sale | 2,314 | 1,881 |
| Prepaid income taxes | 735 | - - |
| Deferred income taxes, net (Note 5) | 4,030 | 2,780 |
| Total current assets | $213,568 | $178,976 |
| **LONG-TERM RECEIVABLES AND OTHER ASSETS** | | |
| Customer notes receivable, less allowance for doubtful notes 2002 $4,079; 2001 $3,490 (Note 2) | $51,166 | $37,844 |
| Loan origination fees, less accumulated amortization 2002 $513; 2001 $754 | 598 | 917 |
| Deferred income taxes, net (Note 5) | 2,335 | 1,290 |
| | $54,099 | $40,051 |
| **PROPERTY AND EQUIPMENT** | | |
| Land and building | $5,316 | $938 |
| Equipment, less accumulated depreciation 2002 $1,675; 2001 $1,487 | 818 | 1,275 |
| | $6,134 | $2,213 |
| | $273,801 | $221,240 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2002 | 2001 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Notes payable, including current maturities (Note 3) | $179,736 | $119,604 |
| Outstanding checks in excess of bank balances | 10,723 | 3,934 |
| Accounts payable | 1,738 | 630 |
| Accrued expenses, including due to officers 2002 $257; 2001 $591 | 2,233 | 2,457 |
| Income taxes payable | - - | 270 |
| Total current liabilities | $194,430 | $126,895 |
| **LONG-TERM LIABILITIES (Note 3)** | $7,904 | $28,167 |
| **COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 7)** | | |
| **STOCKHOLDERS' EQUITY (Note 3)** | | |
| Capital stock, common, no par or stated value; authorized 10,000,000 shares; issued 2002 5,468,864 shares; 2001 5,281,064 shares (Notes 6 and 8) | $24,396 | $23,173 |
| Retained earnings | 48,481 | 43,005 |
| Accumulated other comprehensive income (loss) | (1,410) | - - |
| | $71,467 | $66,178 |
| | $273,801 | $221,240 |

See Notes to Consolidated Financial Statements.

## Consolidated Statements of Income

Years Ended February 28, 2002, February 28, 2001 and February 29, 2000 ◦ (Dollars in Thousands, Except Per Share Amounts)

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues: | | | |
| Farm inputs | $360,820 | $313,792 | $269,517 |
| Financing income | 26,536 | 31,861 | 25,067 |
| | $387,356 | $345,653 | $294,584 |
| Cost of revenues: | | | |
| Farm inputs | $344,457 | $297,489 | $253,588 |
| Financing expense | 13,830 | 17,082 | 12,062 |
| Provision for doubtful notes (Note 2) | 7,485 | 6,266 | 5,421 |
| | $365,772 | $320,837 | $271,071 |
| | $21,584 | $24,816 | $23,513 |
| Operating expenses (Notes 4 and 7) | 12,679 | 12,799 | 10,556 |
| Income from continuing operations before income taxes | $8,905 | $12,017 | $12,957 |
| Income taxes (Note 5) | 3,429 | 4,564 | 4,878 |
| Income from continuing operations | $5,476 | $7,453 | $8,079 |
| Discontinued operations (Note 10): | | | |
| (Loss) from operations, net | $- - | $- - | ($176) |
| (Loss) on disposal of discontinued operations, net | - - | - - | (293) |
| | $- - | $- - | ($469) |
| Net income | $5,476 | $7,453 | $7,610 |
| Earnings per share - Basic (Notes 6 and 8): | | | |
| Income from continuing operations | $1.01 | $1.41 | $1.54 |
| Discontinued operations | - - | - - | (0.09) |
| Net income | $1.01 | $1.41 | $1.45 |
| Earnings per share - Diluted (Notes 6 and 8): | | | |
| Income from continuing operations | $1.00 | $1.36 | $1.48 |
| Discontinued operations | - - | - - | (0.08) |
| Net income | $1.00 | $1.36 | $1.40 |
| Weighted average shares (Notes 6 and 8): | | | |
| Basic | 5,415,104 | 5,271,069 | 5,232,895 |
| Diluted | 5,489,755 | 5,490,109 | 5,453,478 |

See Notes to Consolidated Financial Statements.

## Consolidated Statements of Stockholders' Equity

Years Ended February 28, 2002, February 28, 2001 and February 29, 2000 ◦ (Dollars in Thousands)

| | Capital Stock | | | Accumalated | | |
|---|---|---|---|---|---|---|
| | Shares Issued | Amount | Retained Earnings | Other Comprehensive Income(loss) | Total | Comprehensive Income |
| Balance, February 28, 1999 | 5,212,604 | $22,595 | $27,942 | $- - | $50,537 | |
| Comprehensive income: | | | | | | |
| Net income | - - | - - | 7,610 | - - | 7,610 | $7,610 |
| Issuance of capital stock upon the exercise of options (Note 6) | 35,225 | 270 | - - | - - | 270 | |
| Issuance of capital stock under stock purchase plan (Note 6) | 1,210 | 19 | - - | - - | 19 | |
| Balance, February 29, 2000 | 5,249,039 | $22,884 | $35,552 | $- - | $58,436 | |
| Comprehensive income: | | | | | | |
| Net income | - - | - - | 7,453 | - - | 7,453 | $7,453 |
| Issuance of capital stock upon the exercise of options (Note 6) | 31,525 | 278 | - - | - - | 278 | |
| Issuance of capital stock under stock purchase plan (Note 6) | 500 | 11 | - - | - - | 11 | |
| Balance, February 28, 2001 | 5,281,064 | $23,173 | $43,005 | $- - | $66,178 | |
| Comprehensive income: | | | | | | |
| Net income | - - | - - | 5,476 | - - | 5,476 | $5,476 |
| Other comprehensive income (loss), net of tax | | | | | | |
| Interest rate swap (Note 3): | | | | | | |
| Cumulative effect of the change in accounting principle | - - | - - | - - | (1,313) | (1,313) | (1,313) |
| Change for the year | - - | - - | - - | (97) | (97) | (97) |
| Total comprehensive income | | | | | | $4,066 |
| Issuance of capital stock upon the exercise of options (Note 6) | 187,700 | 717 | - - | - - | 717 | |
| Tax benefit from employee stock options exercised | - - | 505 | - - | - - | 505 | |
| Issuance of capital stock under stock purchase plan (Note 6) | 100 | 1 | - - | - - | 1 | |
| Balance, February 28, 2002 | 5,468,864 | $24,396 | $48,481 | ($1,410) | $71,467 | |

See Notes to Consolidated Financial Statements.

# Consolidated Statements of Cash Flows

Years Ended February 28, 2002, February 28, 2001 and February 29, 2000 ◦ (Dollars in Thousands)

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net income | $5,476 | $7,453 | $7,610 |
| Adjustments to reconcile net income to net cash (used in) operating activities: | | | |
| Depreciation | 486 | 485 | 504 |
| Amortization | 344 | 300 | 219 |
| Deferred income taxes | (1,470) | (1,858) | (690) |
| (Gain) loss on sale of equipment | 149 | (62) | (10) |
| Loss on disposal of discontinued operations, net | - - | - - | 293 |
| Change in assets and liabilities: | | | |
| (Increase) in customer notes receivable | (50,104) | (52,333) | (25,867) |
| (Increase) decrease in inventory and other assets | 3,234 | (1,837) | 2,165 |
| (Increase) decrease in prepaid and income taxes payable | (500) | 1,192 | (1,458) |
| Increase (decrease) in accounts payable and accrued expenses | 884 | (456) | (323) |
| Net cash (used in) operating activities | ($41,501) | ($47,116) | ($17,557) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Proceeds from sale of equipment | $126 | $224 | $167 |
| Purchase of building and equipment | (4,682) | (778) | (726) |
| Proceeds from sale of foreclosed assets held for sale | 1,916 | 296 | 237 |
| Purchase of foreclosed assets held for sale | (994) | (810) | (4,856) |
| Net cash (used in) investing activities | ($3,634) | ($1,068) | ($5,178) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Proceeds from short-term borrowings | $4,404 | $31,450 | $42,325 |
| Principal payments on short-term borrowings | - - | (49,350) | (42,325) |
| Proceeds from long-term borrowings | 362,572 | 288,663 | 231,556 |
| Principal payments on long-term borrowings | (329,342) | (216,382) | (208,466) |
| Increase (decrease) in excess of oustanding checks over bank balances | 6,789 | (5,900) | (152) |
| Loan origination fees | (25) | (570) | (514) |
| Proceeds from issuance of capital stock, net (Note 6) | 718 | 289 | 289 |
| Net cash provided by financing activities | $45,116 | $48,200 | $22,713 |
| Increase (decrease) in cash | ($19) | $16 | ($22) |
| CASH | | | |
| Beginning | 61 | 45 | 67 |
| Ending | $42 | $61 | $45 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | | | |
| Cash payments for: | | | |
| Interest | $13,415 | $16,635 | $12,203 |
| Income taxes | $5,399 | $3,372 | $6,760 |
| SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES | | | |
| Deferred revenue on donated land | $- - | $875 | $- - |
| Customer notes receivable transferred to foreclosed assets held for resale | $1,355 | $292 | $- - |
| Foreclosed assets held for resale transferred to customer notes receivable | $- - | $- - | $4,380 |

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

The Company's operations consist primarily of the retail sale of farm inputs to agricultural producers located throughout the United States through direct financing of these farm inputs on credit terms that the Company establishes for its customers.

Basis of presentation:

The consolidated financial statements include the accounts of Ag Services of America, Inc. (the "Company") and its subsidiaries, Ag Acceptance Corporation and Powerfarm, Inc., which are wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

Unless otherwise noted, all dollar amounts presented are in thousands except per share amounts.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for doubtful notes.

Significant accounting policies:

Revenue recognition and seasonal nature of business:

The Company recognizes revenue from the sales of farm inputs such as seed, fertilizer and agricultural chemicals upon delivery to the customers and for cash advances for other farm inputs such as cash rents, fuel, irrigation and custom application costs at the time cash is advanced. Revenue from services, primarily program fees, are recognized at estimated realizable amounts as the services are performed. Insurance brokerage revenues are recognized generally on the effective date of the policies or on the billing date, whichever is later. During the three years ended February 28, 2002, 2001 and February 29, 2000, the percentage of net revenues attributable to the sale of seed, fertilizer, agricultural chemicals and other farm inputs, including among others, cash rents, fuel, and irrigation was as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Seed | 14.8% | 12.8% | 13.7% |
| Fertilizer | 11.3% | 12.5% | 12.9% |
| Chemicals | 12.3% | 14.0% | 15.0% |
| Other farm inputs | 54.8% | 51.5% | 50.0% |
| Financing | 6.8% | 9.2% | 8.4% |
| Total income | 100.0% | 100.0% | 100.0% |

Financing income on customer notes receivable is accrued based upon the principal amount of the underlying note. The Company does not accrue interest on notes where any portion is classified as doubtful. An account is considered doubtful when the account may not be collected in full due to *deficiencies regarding either the customer or* the collateral. When previously accrued interest is deemed to be uncollectible, such amount is charged to the allowance for doubtful notes.

Due to the nature of the Company's operations, the majority of revenues are generated in the months of April through June of each fiscal year. The Company's debt financing requirements to fund operations corresponds with the revenue cycle. Historically, the percentage of net revenues recognized in each quarter has approximated the following:

| | |
|---|---|
| First quarter, March 1 to May 31 | 44% |
| Second quarter, June 1 to August 31 | 30% |
| Third quarter, September 1 to November 30 | 8% |
| Fourth quarter, December 1 to February 28 | 18% |

Customer notes receivable and allowance for doubtful notes:

Customer notes receivable are stated at the principal amounts outstanding reduced by the reserve for unearned discounts and the allowance for doubtful notes. The reserve for unearned discounts is maintained at an amount considered to be adequate based on past experience of cash discounts granted. The reserve is increased by provisions recorded as a reduction of revenues and is reduced by cash discounts granted to customers. The allowance for doubtful notes is maintained at an amount considered adequate to provide for losses that reasonably can be anticipated. The allowance is increased by provisions charged to cost of revenues and recoveries of notes previously charged off and is reduced by charge-offs. Management determines the adequacy of the allowance based on an evaluation of the note portfolio, recent note loss experience and other pertinent factors.

Customer notes receivable are considered impaired when based on current information and events, it is probable the Company will not be able to collect all amounts due. The portion of the allowance for doubtful notes applicable to collateral dependent impaired (nonaccrual) customer notes receivable has been computed based on the fair value of the collateral. The entire change in the fair value of the collateral of a collateral dependent impaired (nonaccrual) customer notes receivable is reported as a change in the provision for doubtful notes. Financing income is not recognized on impaired (nonaccrual) customer notes receivable until all principal has been collected.

Inventories:

Inventories, primarily chemicals, are valued at lower of cost (first-in, first-out method) or market.

Foreclosed assets held for sale:

Foreclosed assets, primarily real estate, are valued at lower of cost or fair market value minus estimated costs to sell.

Property, equipment and depreciation:

Land, which is the land donated by the City of Cedar Falls, Iowa is carried at $875, which is the estimated fair market value of the land at the date of the grant. The corresponding deferred revenue associated with the land donated to the Company is included in accrued expenses and will be amortized by the straight-line method over the estimated life of the building placed into service on February 11, 2002. Building, primarily the office space constructed on the donated land is carried at cost and is being depreciated using the straight-line method over 40 years.

Equipment, primarily transportation and office equipment, is carried at cost and is depreciated using declining-balance methods over the estimated useful lives ranging from three to seven years.

Loan origination fees:

The Company pays loan origination fees to lenders in connection with its borrowing programs. These fees are deferred and amortized using the straight-line method over the life of the respective loan agreement.

Advertising costs:

The Company charges the costs of advertising to expense as incurred. Advertising expense for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 was $663, $1,071 and $390, respectively.

Income tax matters:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock options issued to employees:

The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. However, as allowed by the new standard, the Company has elected to continue to apply the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the period of service.

Fair value of financial instruments:

The carrying amount of cash, current customer notes receivable and accounts payable approximates fair value because of the relative short maturity of these instruments. The carrying amount of non-current customer notes receivable and notes payable approximate fair value because these instruments bear interest at approximate current rates offered to credit customers and available to the Company for similar borrowings. The fair value of the interest rate swap agreement discussed in Note 3 is based on the market price provided by the commercial bank which is counterparty to the agreement, and represents the amount the Company would pay or receive to terminate the agreement.

Earnings per share:

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. In computing diluted earnings per share, the dilutive effect of stock options during the periods presented increase the weighted average number of shares.

Reportable operating segments:

Effective March 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has only one operating segment that meets the quantitative thresholds of SFAS No. 131.

Adoption of FAS 133:

The Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities", on March 1, 2001. In accordance with the transition provisions of FAS 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of $1,313 in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments.

Derivative Instruments and Hedging Activities:

All derivatives are recognized on the balance sheet at their fair value. The Company uses derivative instruments solely in connection with borrowings on their term debt. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized liability ("cash flow" hedge). Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash-flow hedge, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate liability are recorded in earnings).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

### Note 2. Customer Notes Receivable

Customer notes receivable consist of the following:

| | As of February 28, 2002 | As of February 28, 2001 |
|---|---|---|
| Prior Years | $850 | $1,962 |
| 1998 spring accounts | 4,176 | 8,061 |
| 1999 spring accounts | 10,712 | 15,372 |
| 2000 spring accounts | 17,501 | 95,384 |
| 2001 spring accounts | 107,125 | 75,288 |
| 2002 spring accounts | 97,022 | -- |
| Intermediate accounts | 31,361 | 20,781 |
| | $268,747 | $216,848 |
| Less reserve for discounts | 5,100 | 4,150 |
| Less allowance for doubtful notes | 9,500 | 7,300 |
| | $254,147 | $205,398 |

The amount of principal and accrued and unpaid interest applicable to the customer notes receivable were as follows:

| | As of February 28, 2002 | As of February 28, 2001 |
|---|---|---|
| Principal | $263,928 | $211,767 |
| Accrued interest | 4,819 | 5,081 |
| Total | $268,747 | $216,848 |

Accrued interest is primarily included on the balance sheet with customer notes receivable.

Impaired (nonaccrual) customer notes receivable are summarized as follows:

| | As of February 28, 2002 | As of February 28, 2001 |
|---|---|---|
| Principal | $25,417 | $21,689 |
| Accrued interest | 812 | 890 |
| Total | $26,229 | $22,579 |
| Allowance provided for impaired (nonaccrual) notes, included in allowance for doubtful notes | $4,216 | $2,626 |
| Average balance of impaired (nonaccrual) customer notes receivable outstanding during fiscal year | $29,134 | $16,285 |
| Number of customers | 115 | 98 |

The Company collected and recorded $186, $118 and $91 of interest income on impaired (nonaccrual) notes receivable during Fiscal 2002, 2001 and 2000, respectively.

It is the Company's policy to obtain a lien on the customer's growing crop, along with an assignment of the customer's federal crop insurance and government farm program payments, if available. The Company extends discounts to customers paying their notes on or before January 15 for north accounts and January 31 for south accounts ranging from 1% to 3%. The notes bear interest from 8.0% to 10.5% for fixed rate notes and from prime to 4.0% above the prime rate as listed in the Wall Street Journal (currently 4.75% at February 28, 2002) for variable rate notes.

Due to the Company's customers' marketing strategies and the timing of their receiving payment on insurance claims and government subsidies, it is the Company's normal operating policy to carry customer notes receivable past their due date of January 15 for north accounts and January 31 for south accounts. The amount of customer notes receivable that was past due at February 28, 2002, 2001 and February 29, 2000 was $140,364, $120,779 and $84,046 respectively.

Changes in the allowance for doubtful notes are summarized as follows:

| | Year Ended February 28, 2002 | Year Ended February 28, 2001 | Year Ended February 29, 2000 |
|---|---|---|---|
| Balance, beginning | $7,300 | $4,550 | $3,695 |
| Provision charged to operating expense | 7,485 | 6,266 | 5,432 |
| Recoveries of charged-off notes | 756 | 515 | 155 |
| Notes charged-off | (6,041) | (4,031) | (4,732) |
| Balance, ending | $9,500 | $7,300 | $4,550 |

The following tables show the Company's classification of its customer notes receivable:

| | February 28, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Acceptable (1) | Watch(2) | Sub-standard(3) | Doubtful(4) | Loss (5) | Total |
| Prior years | $- - | $164 | $675 | $11 | $- - | $850 |
| 1998 spring accounts | - - | 1,174 | 2,413 | 589 | - - | 4,176 |
| 1999 spring accounts | 198 | 1,806 | 7,256 | 1,452 | - - | 10,712 |
| 2000 spring accounts | 5,859 | 3,773 | 3,346 | 4,523 | - - | 17,501 |
| 2001 spring accounts | 86,656 | 13,397 | 6,000 | 1,072 | - - | 107,125 |
| Total past due | $92,713 | $20,314 | $19,690 | $7,647 | $- - | $140,364 |
| 2002 spring accounts | $97,022 | $- - | $- - | $- - | $- - | $97,022 |
| Intermediate accounts | 25,383 | 2,496 | 3,334 | 148 | - - | 31,361 |
| | $122,405 | $2,496 | $3,334 | $148 | $- - | $128,383 |
| Total customer notes receivable | $215,118 | $22,810 | $23,024 | $7,795 | $- - | $268,747 |

| | February 28, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Acceptable (1) | Watch(2) | Sub-standard(3) | Doubtful(4) | Loss (5) | Total |
| Prior years | $- - | $- - | $697 | $- - | $- - | $697 |
| 1997 spring accounts | - - | 28 | 1,033 | 204 | - - | 1,265 |
| 1998 spring accounts | - - | 3,419 | 3,291 | 1,351 | - - | 8,061 |
| 1999 spring accounts | 2,294 | 4,553 | 8,259 | 266 | - - | 15,372 |
| 2000 spring accounts | 67,587 | 14,110 | 12,815 | 872 | - - | 95,384 |
| Total past due | $69,881 | $22,110 | $26,095 | $2,693 | $- - | $120,779 |
| 2001 spring accounts | $75,288 | $- - | $- - | $- - | $- - | $75,288 |
| Intermediate accounts | 15,546 | 1,340 | 3,895 | - - | - - | 20,781 |
| | $90,834 | $1,340 | $3,895 | $- - | $- - | $96,069 |
| Total customer notes receivable | $160,715 | $23,450 | $29,990 | $2,693 | $- - | $216,848 |

(1) A customer note receivable is classified by the Company as "acceptable" if a customer account does not display any deficiencies regarding either the customer or the collateral.

(2) A customer note receivable is classified by the Company as "watch" if a customer account is secured by adequate collateral which may possibly become impaired if not closely monitored by the Company. In addition, certain of these accounts, while adequately collateralized, have required an extended period of time to receive payment in full.

(3) A customer note receivable is classified by the Company as "substandard" if a customer account displays limited deficiencies regarding either the customer or the collateral. Payment in full is still considered likely and will require more than normal servicing and monitoring. Some probability of loss potential, while existing in the aggregate amount of substandard notes receivable, does not have to exist in individual notes classified as substandard.

(4) A customer note receivable is classified by the Company as "doubtful" if a customer account displays significant deficiencies regarding either the customer or the collateral. The "doubtful" classification does not mean that the customer note receivable has no likelihood of payment. However, under this classification, the deficiencies may result in the Company receiving less than payment in full.

(5) A customer note receivable is classified by the Company as "loss" if a customer account is clearly not performing. The "loss" classification does not mean that the loan has absolutely no recovery value in the future, but that currently there is limited liquidation value.

When determining the amount of a customer's credit limit, the Company estimates the value of the collateral. If there are superior liens on the collateral, such as a landlord's lien on the crop, the Company will not include the value of the collateral, to the extent of the amount of the superior lien, when determining a customer's credit limit. In the opinion of management, superior liens are not material to the Company's operations and do not materially affect the Company's rights because the Company values its collateral net of any existing superior liens.

Note 3. Pledged Assets and Related Debt

The Company entered into an asset backed securitized financing program through November 2002, with a maximum available borrowing amount of $375 million. Under the terms of the facility, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a wholly owned, special purpose subsidiary of the Company. Ag Acceptance pledges its interest in these notes receivable to a commercial paper market conduit entity with respect to $305 million of the facility that incurs interest at variable rates in the commercial paper market (current effective rates range from 1.87% to 1.94% at February 28, 2002) and the remaining $70 million is a three-year term note with interest at a variable cost of LIBOR plus 25 basis points (current effective rate is 2.10%). This program contains wind down provisions which call for an orderly collection of the notes receivable and pay down of the outstanding borrowings in the event the program is not fully paid prior to maturity. At February 28, 2002 and February 28, 2001, the Company had a maximum amount available under the asset backed securitization financing program of approximately $6,933 and $2,506, respectively, based on a borrowing base computation as provided by the agreement. The total outstanding under the asset backed securitized financing program at February 28, 2002 and February 28, 2001 was $132,501 and $110,001, respectively.

The Company also has a $30 million term loan that matures in November of 2002. Additional terms of the agreement allow for two variable interest rate alternatives based on prime or LIBOR (current effective rates range from 3.90% to 5.25% at February 28, 2002). At February 28, 2002 the Company had $30 million outstanding under the term loan.

In conjunction with the securitized financing program and the term loan, the Company maintains a $15 million revolving bank line of credit through November 2002. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The terms of the agreement allow for two variable interest rate alternatives based on prime or LIBOR (current effective rates range from 3.90% to 5.25% at February 28, 2002). The total outstanding under the revolving line of credit at February 28, 2002 was $15,000.

All borrowings are collateralized by substantially all assets of the Company. The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requirements that the Company maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations. The Company was in violation of various covenants at February 28, 2002; however, the note holders, by notice dated May 28, 2002, have waived these violations.

The Company closed on a new financing agreement during December of 2001. Under the terms of the agreement, the Company may borrow up to $3.9 million, with a declining balance provision, on a revolving line of credit through April 2022. This credit agreement was used to finance construction costs of the Company's new corporate headquarters at a fixed interest rate of 5.74% for five years. The agreement also contains various restrictive financial covenants.

In February 2002, three executive officers of the Company, who are also the original founders of the Company, loaned an aggregate $4,404 to the Company, due on March 31, 2003. The Company makes monthly interest payments to these officers at a variable interest rate of 0.5% below the prime rate (current effective rate is 4.25% at February 28, 2002). These notes are unsecured.

The Company maintains an interest-rate risk-management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest-rate volatility. The Company's specific goal is to lower (where possible) the cost of its borrowed funds.

In July 2000, the Company entered into an interest rate swap agreement related to their $30 million term note. The swap is utilized to manage interest rate exposures and is designated as a highly effective cash flow hedge. The differential to be paid or received on the swap agreement is accrued as interest rates change and is recognized over the lives of the agreements in interest expense. The swap agreement is a variable receive/fixed pay swap which expires in July, 2005 and has the effect of converting the interest rate paid on the $30 million term note to a fixed rate of 9.78%. The notional amount at inception was $30 million and will decrease by $7.5 million annually in each July 2002, 2003, 2004 and 2005. Included in other comprehensive income is a loss of approximately $1,410 relating to the fair value of the swap agreement as of February 28, 2002. As this instrument ages toward maturity and/or the interest rates increase, the loss will be reclassified from accumulated other comprehensive income into earnings. As of February 28, 2002, the amount of net deferred losses in accumulated other comprehensive income which will be reclassified into earnings during the next twelve months is an amount which, when added to the cash interest payments on the $30 million term note, will result in interest expense on the term note of 9.78%.

Total amounts outstanding under all above agreements are summarized below:

| | As of February 28, 2002 | As of February 28, 2001 |
|---|---|---|
| Asset backed securitization financing program | $132,501 | $110,001 |
| $15 million revolving line of credit | 15,000 | 7,770 |
| $30 million term loan | 30,000 | 30,000 |
| Building line of credit | 3,500 | -- |
| Loans from executive officers | 4,404 | -- |
| Interest rate swap | 2,235 | -- |
| Total debt | $187,640 | $147,771 |
| Less current maturities | 179,736 | 119,604 |
| Long-term liabilities | $7,904 | $28,167 |

The Company's current securitized financing program, term note and revolving line of credit expire in November 2002. The Company is presently considering several financing alternatives and believes the options available to it will be sufficient to finance the Company and it's operations in the foreseeable future. Failure to obtain alternative financing resources would materially impair the Company's ability to finance sufficient sales of farm inputs in order to continue operations under the normal course of business.

## Note 4. Commitments and Contingencies

Commitments:

In the normal course of business, the Company makes various commitments that are not reflected in the accompanying financial statements. These include various commitments to supply farm inputs to customers. At February 28, 2002, February 28, 2001 and February 29, 2000, the Company had approximately $152,763, $120,446 and $91,182 respectively, in commitments to supply farm inputs. No material losses or liquidity demands are anticipated as a result of these commitments.

Contingencies:

The Company is named in lawsuits in the ordinary course of business. Counsel for the Company have advised the Company, while the outcome of various legal proceedings is not certain, it is unlikely that these proceedings will result in any recovery which will materially affect the financial position or operating results of the Company.

The availability of lines of credit to finance operations and the existence of a multi-peril crop insurance program are essential to the Company's operations. If the federal multi-peril crop insurance program currently in existence was terminated or negatively modified and no comparable private or government program was established, this could have a material adverse effect on the Company's future operations. The government has from time to time evaluated the federal multi-peril crop insurance program and is likely to review the program in the future, but there can be no assurance of the outcome of such evaluations.

**Note 5. Income Taxes**

Net deferred tax assets consist of the following components:

| | As of February 28, 2002 | As of February 28, 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for doubtful notes | $3,515 | $2,700 |
| Deferred revenue | 324 | 324 |
| Reserve for discounts | 1,887 | 1,535 |
| Interest rate swap contract | 825 | -- |
| Accrued vacations | 138 | 111 |
| | $6,689 | $4,670 |
| Deferred tax liabilities: | | |
| Property and equipment | $324 | $324 |
| Customer notes receivable | -- | 276 |
| | $324 | $600 |
| | $6,365 | $4,070 |

The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as follows:

| | As of February 28, 2002 | As of February 28, 2001 |
|---|---|---|
| Current assets | $4,030 | $2,780 |
| Noncurrent assets | 2,335 | 1,290 |
| | $6,365 | $4,070 |

Income tax expense from continuing operations is made up of the following components:

| | Year Ended February 28, 2002 | Year Ended February 28, 2001 | Year Ended February 29, 2000 |
|---|---|---|---|
| Current tax expense: | | | |
| Federal | $4,328 | $5,662 | $4,876 |
| State | 571 | 760 | 692 |
| | $4,899 | $6,422 | $5,568 |
| Deferred tax expense | (1,470) | (1,858) | (690) |
| | $3,429 | $4,564 | $4,878 |

Total reported tax expense from continuing operations applicable to the Company's continuing operations varies from the amount that would have resulted by applying the effective federal income tax rate to income before income taxes for the following reasons:

| | Year Ended February 28, 2002 | Year Ended February 28, 2001 | Year Ended February 29, 2000 |
|---|---|---|---|
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State tax expense | 5.0% | 4.5% | 5.3% |
| Other, net | (1.5%) | (1.5%) | (2.7%) |
| Effective tax rate | 38.5% | 38.0% | 37.6% |

**Note 6. Employee Stock Plans and Capital Stock**

At February 28, 2002, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the two fixed stock option plans. Had compensation cost for the two stock based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Reported: | | | |
| Net income | | | |
| Continuing operations | $5,476 | $7,453 | $8,079 |
| Discontinued operations | -- | -- | (469) |
| Net income | $5,476 | $7,453 | $7,610 |
| Basic earnings per share | | | |
| Continuing operations | $1.01 | $1.41 | $1.54 |
| Discontinued operations | -- | -- | (0.09) |
| Net income | $1.01 | $1.41 | $1.45 |
| Diluted earnings per share | | | |
| Continuing operations | $1.00 | $1.36 | $1.48 |
| Discontinued operations | -- | -- | (0.08) |
| Net income | $1.00 | $1.36 | $1.40 |
| Pro Forma: | | | |
| Net income | | | |
| Continuing operations | $5,008 | $7,021 | $7,766 |
| Discontinued operations | -- | -- | (469) |
| Net income | $5,008 | $7,021 | $7,297 |
| Basic earnings per share | | | |
| Continuing operations | $0.92 | $1.33 | $1.48 |
| Discontinued operations | -- | -- | (0.09) |
| Net income | $0.92 | $1.33 | $1.39 |
| Diluted earnings per share | | | |
| Continuing operations | $0.91 | $1.28 | $1.42 |
| Discontinued operations | -- | -- | (0.08) |
| Net income | $0.91 | $1.28 | $1.34 |

Stock options plans:

On May 30, 1991 the Company adopted its "1991 Stock Option Plan" which provides for the issuance of a maximum of 300,000 shares of common stock to directors, officers, employees or other persons. Options granted under the stock option plan may be either "incentive stock options" or "nonqualified stock options." As designated by the Board of Directors, the stock option plan is administered by the officers of the Company, who designate the type of option to be granted, the number of options to be granted, the number of shares of common stock to be covered by each option (subject to a specified maximum number of shares of common stock which may be purchased under all options granted), the exercise price, the period during which the options are exercisable, the method of payment and certain other terms. The exercise price for each share of common stock covered by an option is determined by the Board of Directors or the committee, except (i) the exercise price for an incentive stock option may not be less than the fair market value, at the time the option is granted, of the stock subject to the option and (ii) the exercise price for a nonqualified stock option may not be less than 85% of the fair market value, at the time the option is granted, of the stock subject to the option. The exercise price for an incentive stock option granted to any individual who owns stock, at the time of the grant, possessing more than 10% of the voting power of the capital stock of the Company may not be less than 110% of such fair market value on the date of the grant. No more than $100,000 of stock vesting during any calendar year per person will qualify for incentive stock option treatment. Options are nontransferable, other than by will or the laws of descent and distribution, and may be exercised only by the optionee while employed by or providing services to the Company or within three months after termination of employment by reason of retirement or six months following termination of employment resulting from death or permanent disability. Options expire no later than ten years from the date of grant, provided that incentive stock options granted to employees owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries expire five or fewer years from the date of grant. No additional options may be granted under this plan subsequent to the plan's termination date of May 21, 2001. The termination does not effect any options outstanding on the termination date.

On August 3, 1993 the Stockholders of the Company adopted its "1993 Stock Option Plan" which provides for the issuance of a maximum of 200,000 shares of common stock to directors, officers, employees or other persons. The other provisions of the 1993 Stock Option Plan are the same as provisions of the 1991 Stock Option Plan discussed above. On August 1, 1995 the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number shares of common stock issuable to directors, officers, employees or other persons from 200,000 to 400,000 shares. On August 21, 2000, the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number of shares issuable from 400,000 shares to 700,000 shares. The other provisions of the 1993 Stock Option Plan remained the same as previously discussed above. At February 28, 2002 and 2001, the total shares available for future grant under the 1991 and 1993 plans, combined, were 230,675 and 258,525 shares, respectively.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in Fiscal 2002, 2001, and 2000, respectively: risk-free interest rates of 5.2%, 4.7%, and 6.2%; expected lives of 7 for all years; price volatility of 39.5%, 33.9%, and 27.1% and no expected dividends.

The following table summarizes the options to purchase shares of the Company's common stock under the two option plans combined:

| | Stock Options | |
|---|---|---|
| | Outstanding | Weighted Average Exercise Price |
| Balance at February 28, 1999 | 475,940 | $8.58 |
| Granted | 34,500 | $19.14 |
| Exercised | (35,225) | $7.69 |
| Canceled | (10,550) | $14.82 |
| Balance at February 29, 2000 | 464,665 | $9.29 |
| Granted | 98,800 | $16.02 |
| Exercised | (31,525) | $8.83 |
| Canceled | (22,750) | $17.85 |
| Balance at February 28, 2001 | 509,190 | $10.24 |
| Granted | 20,200 | $11.72 |
| Exercised | (187,700) | $3.82 |
| Canceled | (7,700) | $16.11 |
| Balance at February 28, 2002 | 333,990 | $13.80 |

| | Number of Options | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Exercisable, end of year | 229,665 | 363,565 | 360,190 |
| Weighted-average fair value per option of options granted during the year | $5.86 | $7.04 | $8.54 |

Options are exercisable over varying periods ending on February 28, 2012.

A further summary of the fixed options outstanding at February 28, 2002 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $5.63 to $7.75 | 24,830 | 2.49 | $6.71 | 24,830 | $6.71 |
| $8.75 to $9.88 | 79,260 | 2.46 | $9.36 | 79,260 | $9.36 |
| $10.30 to $16.00 | 81,000 | 7.99 | $13.07 | 29,854 | $13.40 |
| $16.31 to $24.75 | 148,900 | 7.20 | $17.74 | 95,721 | $17.66 |
| | 333,990 | 5.92 | $13.80 | 229,665 | $13.06 |

Capital stock:

In August 1995, the Company's Board of Directors approved the "1995 Stock Purchase Plan" which allows directors, officers and all other employees of the Company to purchase common stock directly from the Company, subject to certain restrictions. Shares may be purchased at (i) the closing price of the stock on the trading day immediately preceding the purchase date or (ii) the cost at which the shares may be purchased in the open market, exclusive of brokerage commissions and fees. An aggregate of 150,000 authorized but unissued shares are reserved for issuance under the plan. The stock purchase plan is administered by the Company and is subject to termination or amendment by the Board of Directors at any time. During the years ended February 28, 2002, 2001 and 2000, 100, 500, and 1,210 shares, respectively, were purchased under this plan.

In total, 478,780 shares of Common Stock are reserved for issuance under the plans discussed above.

Note 7. Employee Benefits

The Company has contractual employment and noncompetition agreements through July 1, 2003 with its three top officers who are also directors of the Company. Each agreement provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus based upon diluted EPS, (iii) $250 in life insurance coverage and (iv) receipt of other Company benefits including use of an automobile. The total amount of the annual bonus included as compensation expense for the years ended February 28, 2002 and 2001 and February 29, 2000 was $75, $375 and $620, respectively.

Effective June 1, 1992, the Company has established a Retirement and Savings Plan (the "401(k) Plan"). Currently, all employees of the Company, including officers, are eligible to participate in the 401(k) Plan. Benefits provided under the 401(k) Plan are funded by a qualified retirement trust administered by Wells Fargo Bank Iowa, N.A. as trustee.

Participants may contribute an amount of their compensation, including base salary and overtime, to the 401(k) Plan, which can not be more than the maximum dollar limit allowed by law on a pretax basis. The Company makes a matching contribution to the 401(k) Plan subject to certain limitations, equal to 40% of each participant's pretax contribution on an amount of up to 7% of such participant's compensation.

For the years ended February 28, 2002 and 2001 and February 29, 2000, $128, $129 and $110, respectively, was contributed to employee accounts including $35, $35 and $22, respectively, contributed to the accounts of the Company's executive officers.

Effective May 31, 2000, the Company established a Management Bonus Program. The Company pays bonuses to all eligible management employees based upon the diluted earnings per share growth of the Company. The total amount of bonus compensation charged to expense for the years ended February 28, 2002 and 2001 was none and $83, respectively.

The Company also has an Employee Incentive Compensation Program. The Company pays bonuses to all eligible employees based on the growth in net revenues and net income. The bonuses range from zero to 8% of all eligible employees calendar year compensation. The total amount of incentive compensation charged to expense for the years ended February 28, 2002 and 2001 and February 29, 2000 was none, none and $95, respectively, including none, none and $9, respectively, was paid to the Company's executive officers.

**Note 8. Earnings Per Share**

Basic and diluted earnings per share are calculated as follows:

| | Year Ended February 28, 2002 | Year Ended February 28, 2001 | Year Ended February 29, 2000 |
|---|---|---|---|
| Net income available to shareholders: | | | |
| Income from continuing operations | $5,476 | $7,453 | $8,079 |
| Discountinued operations | -- | -- | (469) |
| Net income available to stockholders | $5,476 | $7,453 | $7,610 |
| Earnings per share: | | | |
| Weighted average share outstanding - basic | 5,415,104 | 5,271,069 | 5,232,895 |
| Basic earnings per share: | | | |
| Income from continuing operations | $1.01 | $1.41 | $1.54 |
| Discontinued operations | -- | -- | (0.09) |
| Basic earnings per share | $1.01 | $1.41 | $1.45 |
| Diluted earnings per share: | | | |
| Weighted average shares outstanding - basic | 5,415,104 | 5,271,069 | 5,232,895 |
| Effect of dilutive securities: | | | |
| Employee stock options | 74,651 | 219,040 | 220,583 |
| Weighted average shares - diluted | 5,489,755 | 5,490,109 | 5,453,478 |
| Diluted earnings per share: | | | |
| Income from continuing operations | $1.00 | $1.36 | $1.48 |
| Discontinued operations | -- | -- | (0.08) |
| Diluted earnings per share | $1.00 | $1.36 | $1.40 |

At February 28, 2002, 2001 and February 29, 2000, respectively, 185,900, 31,300, and 103,000 employee stock options were outstanding but were not included in computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

**Note 9. Customer Credit Operations**

Customer credit operations were as follows:

| | Year Ended February 28, 2002 | Year Ended February 28, 2001 | Year Ended February 29, 2000 |
|---|---|---|---|
| Financing income | $26,536 | $31,861 | $25,067 |
| Direct costs: | | | |
| Financing expense | $13,830 | $17,082 | $12,062 |
| Payroll and related costs | 3,749 | 3,028 | 2,885 |
| Credit report services | 50 | 52 | 62 |
| Legal fees | 898 | 944 | 481 |
| Provision for doubtful notes | 7,485 | 6,266 | 5,421 |
| Total direct costs | $26,012 | $27,372 | $20,911 |
| Net financing income | $524 | $4,489 | $4,156 |

The above results do not reflect any allocation of corporate overhead expenses.

## Note 10. Discontinued Operations

During Fiscal 2000, the Company decided to discontinue operations for the three retail service centers in Northwestern Illinois. At February 29, 2000, the Company reduced the value of the assets of the retail service centers to their estimated fair market value.

Loss from discontinued operations:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues | $-- | $-- | $1,376 |
| Cost of revenues | $-- | $-- | $1,185 |
| Operating expenses | -- | -- | 633 |
| Income taxes | -- | -- | (266) |
| | $-- | $-- | $1,552 |
| Loss from discontinued operations | $-- | $-- | ($176) |
| Loss on disposal of discontinued operations, net | $-- | $-- | ($293) |

**Note 11. Selected Quarterly Financial Data (unaudited)**

| Fiscal 2002 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net revenues | $164,160 | $110,310 | $25,104 | $87,782 |
| Cost of revenue | $157,841 | $103,699 | $20,041 | $84,191 |
| Gross profit | $6,319 | $6,611 | $5,063 | $3,591 |
| Net income | $1,834 | $2,025 | $1,297 | $320 |
| Basic earnings per share | $0.35 | $0.37 | $0.24 | $0.06 |
| Diluted earnings per share | $0.34 | $0.37 | $0.24 | $0.06 |

| Fiscal 2001 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net revenues | $155,801 | $103,530 | $23,626 | $62,696 |
| Cost of revenue | $147,722 | $96,045 | $18,917 | $58,153 |
| Gross profit | $8,080 | $7,485 | $4,709 | $4,542 |
| Net income | $3,124 | $2,733 | $998 | $598 |
| Basic earnings per share | $0.59 | $0.52 | $0.19 | $0.11 |
| Diluted earnings per share | $0.57 | $0.50 | $0.18 | $0.11 |

## BOARD OF DIRECTORS

| | |
|---|---|
| Gaylen D. Miller | Chairman of the Board<br>Ag Services of America, Inc. |
| Henry C. Jungling, Jr. | President and Chief Executive Officer<br>Ag Services of America, Inc. |
| Kevin D. Schipper | Chief Operating Officer and Secretary<br>Ag Services of America, Inc. |
| James D. Gerson | Senior Vice President<br>Fahnestock & Co., Inc. |
| Michael Lischin | Attorney at Law |
| Ervin J. Mellema | Operating Principal<br>Campbell Mellema Insurance, Inc.<br>and Campbell Mellema Realty, LLC |

## OFFICERS

| | |
|---|---|
| Gaylen D. Miller | Chairman of the Board |
| Henry C. Jungling, Jr. | President and Chief Executive Officer |
| Kevin D. Schipper | Chief Operating Officer and Secretary |
| Shawn R. Smeins | Executive Vice President - Operations |
| John T. Roth | Vice President Finance |
| Todd J. Ryan | Vice President Sales and Marketing |
| Eunice M. Schipper | Vice President Account Management |
| Neil Stadlman | Vice President Credit Administration |
| Lisa Meester | Vice President Information Systems |
| Bruce Nelson | Vice President Collections |
| Jamey Ross | Vice President Products and Distribution |
| Linda Kobliska | General Counsel |
| Matt Cory | Vice President Information Systems – Powerfarm, Inc. |
| Tad Mozena | Vice President Marketing and Public Relations – Powerfarm, Inc. |

**Annual Meeting**

All shareholders are welcome to attend our annual meeting, which will be held at 9:00 a.m. on Wednesday, July 31, 2002, at the Company's corporate headquarters. Any shareholders who will be unable to attend are encouraged to send questions and comments in writing, to John T. Roth, Vice President Finance, at our corporate headquarters.

**Stock Market Information**

The Company's common stock is traded on the New York Stock Exchange under the symbol ASV.

As of February 28, 2002, there were 5,468,864 shares of common stock outstanding. At that date, there were 127 shareholders of record and approximately 2,600 shareholders for whom securities firms acted as nominees.

**Transfer Agent**

Wells Fargo Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
612/450-4064 or 800/468-9716

**Form 10-K**

Shareholders who wish to obtain, without charge, a copy of our annual report on form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended February 28, 2002, may do so by writing John T. Roth, Vice President Finance, at our corporate headquarters.

**Investor Relations Contact**

Shareholders and prospective investors are welcome to call or write Ag Services with questions or requests for additional information. Inquiries should be directed to corporate headquarters to the attention of:

Gaylen D. Miller
Chairman of the Board
(319) 277-0261
E-mail: gaylen.miller@agservices.com

Corporate Headquarters
1309 Technology Parkway
P.O. Box 668
Cedar Falls, IA 50613
(319) 277-0261

**Independent Public Accountants**

McGladrey & Pullen, LLP
400 Locust Street, Suite 640
Des Moines, IA 50309

**Internet Address**

Ag Services makes Company information available electronically via a site on the World Wide Web. This site is regularly updated and includes information on the Company's products and services, press releases, and key publications such as the annual report. The Company's Internet address is www.agservices.com.

Photographs by Denny Eilers




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